Exhibit 99.1

Ruhnn Holding Limited Announces the Appointment of New Chief Financial Officer

HANGZHOU, China, October 21, 2019 (GLOBE NEWSWIRE) – Ruhnn Holding Limited (“Ruhnn” or the “Company”) (NASDAQ: RUHN), the largest internet key opinion leader (“KOL”) facilitator in China as measured by revenue in 2018, according to Frost & Sullivan, today announced that its board of directors has appointed Mr. Jacky Jinbo Wang as the Company’s new chief financial officer, effective October 16, 2019.

Most recently, Jacky Jinbo Wang, aged 40, served as the chief accounting officer of Red Violet, Inc. (NASDAQ: RDVT), a leading Florida-based analytics and information solutions provider. Red Violet, Inc. is a March 2018 spin off from Fluent, Inc. (NASDAQ: FLNT), a leading New York-based information and performance marketing solutions provider, where Mr. Wang served as its chief financial officer and chief accounting officer since August 2014. Prior to that, Mr. Wang served as the vice president of TouchMedia, an in-taxi touchscreen media provider in China. He also served as finance director of AdChina Ltd., a leading integrated internet advertising provider in China. Mr. Wang began his career at Ernst & Young, where he worked at both Los Angeles and Shanghai offices from September 2001 to February 2010.

Mr. Wang is a Certified Public Accountant in California, a member of the Association of Chartered Certified Accountants, and a member of the Chinese Institution of Certified Public Accountants. Mr. Wang received his Bachelor of Business Administration from Shanghai International Studies University.

With the addition of Mr. Wang to the Company’s senior management team, the Company’s former chief financial officer, Mr. Zhenbo Chi, will be able to focus on the Company’s financial and accounting matters and has been appointed as the Company’s senior vice president of finance, effective October 16, 2019.

Commenting on the announcement, Mr. Min Feng, founder and Chairman of Ruhnn, stated, “We are delighted to welcome Mr. Wang as an important addition to Ruhnn’s senior management team. We look forward to working with him and expect his extensive leadership experience and expertise in capital markets, finance and accounting, will be of tremendous value as we continue to execute on our growth strategy.”

About Ruhnn Holding Limited

Ruhnn Holding Limited is the largest internet key opinion leader (“KOL”) facilitator in China as measured by revenue in 2018, according to Frost & Sullivan. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both full-service and platform models. The Company’s full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. The platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party merchants. As of June 30, 2019, the Company had 133 signed KOLs with an aggregate of 172.0 million fans across major social media platforms in China.

For more information, please visit: ir.ruhnn.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from Ruhnn’s management in this announcement as well as Ruhnn’s strategic and operational plans contain forward-looking statements. Ruhnn may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ruhnn’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the internet KOL facilitator industry in the PRC and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and Ruhnn does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited

Sterling Song

Senior Director of Investor Relations

Tel: +86-571-2629-8238

E-mail: ir@ruhnn.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ruhnn@thepiacentegroup.com